Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2023 Results

BEIJING, China, February 28, 2024 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with a strong Internet foundation, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2023.

“Baidu Core reported another solid quarter,” said Robin Li, Co-founder and CEO of Baidu. “Throughout 2023, we made significant strides in advancing ERNIE and ERNIE Bot, reinventing our products and services, and achieving breakthroughs in monetization. Concurrently, our core business remained resilient and healthy. Looking ahead, our commitment to Gen-AI and foundation models remains unwavering, paving the way for the gradual creation of a new growth engine.”

“In the fourth quarter, we maintained our focus on enhancing operational efficiencies,” said Rong Luo, CFO of Baidu. “As we look ahead into 2024, our goal is to persistently enhance operational efficiencies and achieve high-quality growth.”

Fourth Quarter and Fiscal Year 2023 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q4	Q3				FY
	2022	2023	Q4 2023		YOY	2022	FY 2023		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	33,077	34,447	34,951	4,923	6%	123,675	134,598	18,958	9%
Operating income	4,593	6,274	5,392	759	17%	15,911	21,856	3,078	37%
Operating income (non-GAAP)[2]	6,497	7,596	7,075	996	9%	23,186	28,433	4,005	23%
Net income to Baidu	4,953	6,681	2,599	366	(48%)	7,559	20,315	2,861	169%
Net income to Baidu (non-GAAP)[2]	5,371	7,267	7,755	1,092	44%	20,680	28,747	4,049	39%
Diluted earnings per ADS	13.59	18.22	6.77	0.95	(50%)	19.85	55.08	7.76	177%
Diluted earnings per ADS (non-GAAP)[2]	15.25	20.40	21.86	3.08	43%	58.93	80.85	11.39	37%
Adjusted EBITDA[2]	8,231	9,505	9,057	1,276	10%	29,663	35,823	5,046	21%
Adjusted EBITDA margin	25%	28%	26%	26%		24%	27%	27%

1

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB 7.0999 as of December 29, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

2	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q4 2022	Q3 2023	Q4 2023		YOY	FY 2022	FY 2023		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	25,654	26,572	27,488	3,872	7%	95,431	103,465	14,573	8%
Operating income	3,782	5,498	4,668	657	23%	14,534	18,825	2,651	30%
Operating income (non-GAAP)[2]	5,491	6,672	6,197	873	13%	20,948	24,748	3,486	18%
Net income to Baidu Core	4,773	6,436	2,440	344	(49%)	7,551	19,401	2,733	157%
Net income to Baidu Core (non-GAAP)[2]	4,915	6,956	7,500	1,056	53%	19,935	27,418	3,862	38%
Adjusted EBITDA[2]	7,146	8,513	8,118	1,143	14%	27,088	31,863	4,488	18%
Adjusted EBITDA margin	28%	32%	30%	30%		28%	31%	31%

Operational Highlights

Corporate

•	Baidu returned US$318 million to shareholders since the beginning of Q4 2023, bringing the cumulative repurchase to US$669 million under the 2023 share repurchase program.

AI Cloud

•	PaddlePaddle developer community has grown to 10.7 million and has served 235,000 businesses, as of the end of 2023. Developers have created 860,000 models on PaddlePaddle by the end of 2023.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided about 839K rides in the fourth quarter of 2023, up 49% year over year. As of January 2, 2024, accumulated rides provided by Apollo Go on public roads surpassed 5 million.

•	In the fourth quarter of 2023, the proportion of fully driverless orders within the overall order portfolio in Wuhan reached 45%, up from 40% in the third quarter of 2023.

Mobile Ecosystem

•	In December 2023, Baidu App’s MAUs reached 667 million, up 3% year over year.

•	Managed Page accounted for 51% of Baidu Core’s online marketing revenue in the fourth quarter of 2023.

iQIYI

•

iQIYI’s average daily number of total subscribing members for the quarter was 100.3 million, compared to 111.6 million for the fourth quarter of 2022 and 107.5 million for the third quarter of 2023. More importantly, iQIYI’s monthly average revenue per membership (ARM) for the quarter was RMB15.98, compared to RMB14.17 for the fourth quarter of 2022 and RMB15.54 for the third quarter of 2023.

Fourth Quarter 2023 Financial Results

Total revenues were RMB35.0 billion ($4.92 billion), increasing 6% year over year.

•

Revenue from Baidu Core was RMB27.5 billion ($3.87 billion), increasing 7% year over year; online marketing revenue was RMB19.2 billion ($2.70 billion), up 6% year over year, and non-online marketing revenue was RMB8.3 billion ($1.17 billion), up 9% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB7.7 billion ($1.09 billion), increasing 2% year over year.

Cost of revenues was RMB17.4 billion ($2.45 billion), increasing 3% year over year, primarily due to an increase in costs related to AI Cloud business, partially offset by a decrease in content costs.

Selling, general and administrative expenses were RMB5.9 billion ($825 million), which remained flat compared to the same period last year.

Research and development expenses were RMB6.3 billion ($886 million), increasing 11% year over year, primarily due to an increase in server depreciation expenses and server custody fees which support Gen-AI research and development inputs.

Operating income was RMB5.4 billion ($759 million). Baidu Core operating income was RMB4.7 billion ($657 million), and Baidu Core operating margin was 17%. Non-GAAP operating income was RMB7.1 billion ($996 million). Non-GAAP Baidu Core operating income was RMB6.2 billion ($873 million), and non-GAAP Baidu Core operating margin was 23%.

Total other loss, net was RMB2.5 billion ($356 million), compared to total other income, net of RMB1.8 billion for the same period last year, mainly due to a pickup of losses from an equity method investment as a result of a modification of certain terms of the underlying preferred shares.

Income tax benefit was RMB96 million ($14 million), compared to income tax expense of RMB1.3 billion for the same period last year, mainly due to a change of certain subsidiaries’ amounts of valuation allowance for deferred tax assets.

Net income attributable to Baidu was RMB2.6 billion ($366 million), and diluted earnings per ADS was RMB6.77 ($0.95). Net income attributable to Baidu Core was RMB2.4 billion ($344 million), and net margin for Baidu Core was 9%. Non-GAAP net income attributable to Baidu was RMB7.8 billion ($1.09 billion). Non-GAAP diluted earnings per ADS was RMB21.86 ($3.08). Non-GAAP net income attributable to Baidu Core was RMB7.5 billion ($1.06 billion), and non-GAAP net margin for Baidu Core was 27%.

Adjusted EBITDA was RMB9.1 billion ($1.28 billion) and adjusted EBITDA margin was 26%. Adjusted EBITDA for Baidu Core was RMB8.1 billion ($1.14 billion) and adjusted EBITDA margin for Baidu Core was 30%.

As of December 31, 2023, cash, cash equivalents, restricted cash and short-term investments were RMB205.4 billion ($28.93 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB200.0 billion ($28.17 billion). Free cash flow was RMB7.0 billion ($980 million), and free cash flow excluding iQIYI was RMB6.3 billion ($894 million).

Fiscal Year 2023 Results

Total revenues were RMB134.6 billion ($18.96 billion), increasing 9% year over year.

•

Revenue from Baidu Core was RMB103.5 billion ($14.57 billion), increasing 8% year over year; online marketing revenue was RMB75.1 billion ($10.58 billion), up 8% year over year, and non-online marketing revenue was RMB28.4 billion ($3.99 billion), up 9% year over year.

•	Revenue from iQIYI was RMB31.9 billion ($4.49 billion), increasing 10% year over year.

Cost of revenues was RMB65.0 billion ($9.16 billion), increasing 2% year over year, primarily due to an increase in traffic acquisition costs, partially offset by a decrease in content costs and costs related to AI Cloud business.

Selling, general and administrative expenses were RMB23.5 billion ($3.31 billion), increasing 15% year over year, primarily due to an increase in channel spending and promotional marketing expenses.

Research and development expenses were RMB24.2 billion ($3.41 billion), increasing 4% year over year, primarily due to an increase in server depreciation expenses and server custody fees which support Gen-AI research and development inputs.

Operating income was RMB21.9 billion ($3.08 billion). Baidu Core operating income was RMB18.8 billion ($2.65 billion), and Baidu Core operating margin was 18%. Non-GAAP operating income was RMB28.4 billion ($4.01 billion). Non-GAAP Baidu Core operating income was RMB24.7 billion ($3.49 billion), and non-GAAP Baidu Core operating margin was 24%.

Total other income, net was RMB3.3 billion ($472 million), compared to total other loss, net of RMB5.8 billion last year, mainly due to a fair value gain of RMB198 million from long-term investments this year, compared to a fair value loss of RMB3.9 billion last year; and a decrease of RMB2.2 billion in impairment of long-term investments.

Income tax expense was RMB3.6 billion ($514 million), increasing 42% year over year, primarily due to an increase in profit before tax.

Net income attributable to Baidu was RMB20.3 billion ($2.86 billion), and diluted earnings per ADS was RMB55.08 ($7.76). Net income attributable to Baidu Core was RMB19.4 billion ($2.73 billion), and net margin for Baidu Core was 19%. Non-GAAP net income attributable to Baidu was RMB28.7 billion ($4.05 billion). Non-GAAP diluted earnings per ADS was RMB80.85 ($11.39). Non-GAAP net income attributable to Baidu Core was RMB27.4 billion ($3.86 billion), and non-GAAP net margin for Baidu Core was 26%.

Adjusted EBITDA was RMB35.8 billion ($5.05 billion) and adjusted EBITDA margin was 27%. Adjusted EBITDA for Baidu Core was RMB31.9 billion ($4.49 billion) and adjusted EBITDA margin for Baidu Core was 31%.

Free cash flow was RMB25.4 billion ($3.58 billion), and free cash flow excluding iQIYI was RMB22.1 billion ($3.11 billion).

Conference Call Information

Baidu’s management will hold an earnings conference call at 7.30 AM on February 28, 2024, U.S. Eastern Time (8.30 PM on February 28, 2024, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc Q4 2023 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10036733-mjkcdg.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, and contingent loss pertaining to legal proceeding in relation to former advertising agencies.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, and contingent loss pertaining to legal proceeding in relation to former advertising agencies, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, share-based compensation expenses, and contingent loss pertaining to legal proceeding in relation to former advertising agencies.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	19,571	21,346	20,804	2,930	74,711	81,203	11,437
Others	13,506	13,101	14,147	1,993	48,964	53,395	7,521

Total revenues	33,077	34,447	34,951	4,923	123,675	134,598	18,958

Costs and expenses:
Cost of revenues(1)	16,945	16,294	17,418	2,453	63,935	65,031	9,159
Selling, general and administrative(1)	5,881	5,778	5,854	825	20,514	23,519	3,314
Research and development(1)	5,658	6,101	6,287	886	23,315	24,192	3,407

Total costs and expenses	28,484	28,173	29,559	4,164	107,764	112,742	15,880

Operating income	4,593	6,274	5,392	759	15,911	21,856	3,078
Other income (loss):
Interest income	1,647	2,082	2,064	291	6,245	8,009	1,128
Interest expense	(738)	(853)	(774)	(109)	(2,913)	(3,248)	(457)
Foreign exchange (loss) gain, net	(338)	(26)	(449)	(63)	(1,484)	595	84
Share of losses from equity method investments	(523)	(398)	(2,970)	(418)	(1,910)	(3,799)	(535)
Others, net	1,733	1,100	(398)	(57)	(5,737)	1,785	252

Total other income (loss), net	1,781	1,905	(2,527)	(356)	(5,799)	3,342	472

Income before income taxes	6,374	8,179	2,865	403	10,112	25,198	3,550
Income tax expense (benefit)	1,254	1,282	(96)	(14)	2,578	3,649	514

Net income	5,120	6,897	2,961	417	7,534	21,549	3,036
Net income (loss) attributable to noncontrolling interests	167	216	362	51	(25)	1,234	175

Net income attributable to Baidu	4,953	6,681	2,599	366	7,559	20,315	2,861

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
— Basic	13.73	18.45	6.85	0.96	20.02	55.83	7.86
— Diluted	13.59	18.22	6.77	0.95	19.85	55.08	7.76
Earnings per share for Class A and Class B ordinary shares:
— Basic	1.72	2.31	0.86	0.12	2.50	6.98	0.98
— Diluted	1.70	2.28	0.85	0.12	2.48	6.89	0.97
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,789	2,814	2,812	2,812	2,782	2,807	2,807
— Diluted	2,801	2,846	2,830	2,830	2,809	2,837	2,837

(1) Includes share-based compensation expenses as follows:
Cost of revenues	158	139	159	23	409	590	83
Selling, general and administrative	450	358	411	58	1,750	1,678	236
Research and development	1,233	778	1,068	150	4,629	4,077	575

Total share-based compensation expenses	1,841	1,275	1,638	231	6,788	6,345	894

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	53,156	25,231	3,554
Restricted cash	11,330	11,503	1,620
Short-term investments, net	120,839	168,670	23,757
Accounts receivable, net	11,733	10,848	1,528
Amounts due from related parties	5,432	1,424	201
Other current assets, net	10,360	12,579	1,772

Total current assets	212,850	230,255	32,432

Non-current assets:
Fixed assets, net	23,973	27,960	3,938
Licensed copyrights, net	6,841	6,967	981
Produced content, net	13,002	13,377	1,884
Intangible assets, net	1,254	881	124
Goodwill	22,477	22,586	3,181
Long-term investments, net	55,297	47,957	6,755
Long-term time deposits and held-to-maturity investments	23,629	24,666	3,474
Amounts due from related parties	60	195	27
Deferred tax assets, net	2,129	2,100	296
Operating lease right-of-use assets	10,365	10,851	1,528
Other non-current assets	19,096	18,964	2,671

Total non-current assets	178,123	176,504	24,859

Total assets	390,973	406,759	57,291

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	5,343	10,257	1,445
Accounts payable and accrued liabilities	38,014	37,717	5,312
Customer deposits and deferred revenue	13,116	14,627	2,060
Deferred income	72	306	43
Long-term loans, current portion	—	2	—
Convertible senior notes, current portion	8,305	2,802	395
Notes payable, current portion	6,904	6,029	849
Amounts due to related parties	5,067	1,603	226
Operating lease liabilities	2,809	3,108	438

Total current liabilities	79,630	76,451	10,768

Non-current liabilities:
Deferred income	159	200	28
Deferred revenue	331	481	68
Amounts due to related parties	99	77	11
Long-term loans	13,722	14,223	2,003
Notes payable	39,893	34,990	4,928
Convertible senior notes	9,568	8,144	1,147
Deferred tax liabilities	2,898	2,725	384
Operating lease liabilities	4,810	5,040	710
Other non-current liabilities	2,058	1,820	257

Total non-current liabilities	73,538	67,700	9,536

Total liabilities	153,168	144,151	20,304

Redeemable noncontrolling interests	8,393	9,465	1,333
Equity
Total Baidu shareholders’ equity	223,478	243,626	34,314
Noncontrolling interests	5,934	9,517	1,340

Total equity	229,412	253,143	35,654

Total liabilities, redeemable noncontrolling interests, and equity	390,973	406,759	57,291

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended December 31, 2022 (RMB)				Three months ended September 30, 2023 (RMB)				Three months ended December 31, 2023 (RMB)				Three months ended December 31, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	25,654	7,593	(170)	33,077	26,572	8,015	(140)	34,447	27,488	7,707	(244)	34,951	3,872	1,086	(35)	4,923
YOY									7%	2%		6%
QOQ									3%	(4%)		1%
Costs and expenses:
Cost of revenues (1)	11,712	5,405	(172)	16,945	10,610	5,840	(156)	16,294	12,050	5,533	(165)	17,418	1,698	779	(24)	2,453
Selling, general and administrative (1)	4,969	939	(27)	5,881	4,810	981	(13)	5,778	4,936	948	(30)	5,854	695	134	(4)	825
Research and development (1)	5,191	467	—	5,658	5,654	447	—	6,101	5,834	453	—	6,287	822	64	—	886

Total costs and expenses	21,872	6,811	(199)	28,484	21,074	7,268	(169)	28,173	22,820	6,934	(195)	29,559	3,215	977	(28)	4,164

YOY
Cost of revenues									3%	2%		3%
Selling, general and administrative									(1%)	1%		(0%)
Research and development									12%	(3%)		11%
Costs and expenses									4%	2%		4%
Operating income (loss)	3,782	782	29	4,593	5,498	747	29	6,274	4,668	773	(49)	5,392	657	109	(7)	759
YOY									23%	(1%)		17%
QOQ									(15%)	3%		(14%)
Operating margin	15%	10%		14%	21%	9%		18%	17%	10%		15%
Add: total other income (loss), net	2,271	(490)	—	1,781	2,159	(254)	—	1,905	(2,267)	(260)	—	(2,527)	(319)	(37)	—	(356)
Less: income tax expense (benefit)	1,265	(11)	—	1,254	1,272	10	—	1,282	(134)	38	—	(96)	(19)	5	—	(14)
Less: net income (loss) attributable to NCI	15	(1)	153 (3)	167	(51)	7	260 (3)	216	95	9	258 (3)	362	13	1	37 (3)	51

Net income (loss) attributable to Baidu	4,773	304	(124)	4,953	6,436	476	(231)	6,681	2,440	466	(307)	2,599	344	66	(44)	366

YOY									(49%)	53%		(48%)
QOQ									(62%)	(2%)		(61%)
Net margin	19%	4%		15%	24%	6%		19%	9%	6%		7%

	Three months ended December 31, 2022 (RMB)				Three months ended September 30, 2023 (RMB)				Three months ended December 31, 2023 (RMB)				Three months ended December 31, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Non-GAAP financial measures:
Operating income (non-GAAP)	5,491	977		6,497	6,672	895		7,596	6,197	927		7,075	873	130		996
YOY									13%	(5%)		9%
QOQ									(7%)	4%		(7%)
Operating margin (non-GAAP)	21%	13%		20%	25%	11%		22%	23%	12%		20%
Net income attributable to Baidu (non-GAAP)	4,915	856		5,371	6,956	622		7,267	7,500	681		7,755	1,056	96		1,092
YOY									53%	(20%)		44%
QOQ									8%	9%		7%
Net margin (non-GAAP)	19%	11%		16%	26%	8%		21%	27%	9%		22%
Adjusted EBITDA	7,146	1,056		8,231	8,513	963		9,505	8,118	988		9,057	1,143	140		1,276
YOY									14%	(6%)		10%
QOQ									(5%)	3%		(5%)
Adjusted EBITDA margin	28%	14%		25%	32%	12%		28%	30%	13%		26%

(1) Includes share-based compensation as follows:
Cost of revenues	122	36		158	107	32		139	125	34		159	18	5		23
Selling, general and administrative	355	95		450	290	68		358	340	71		411	48	10		58
Research and development	1,177	56		1,233	732	46		778	1,020	48		1,068	144	6		150

Total share-based compensation	1,654	187		1,841	1,129	146		1,275	1,485	153		1,638	210	21		231

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Twelve months ended December 31, 2022 (RMB)					Twelve months ended December 31, 2023 (RMB)				Twelve months ended December 31, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	95,431	28,998	(754)		123,675	103,465	31,873	(740)	134,598	14,573	4,489	(104)	18,958
YOY						8%	10%		9%
Costs and expenses:
Cost of revenues (1)	42,378	22,321	(764)		63,935	42,592	23,103	(664)	65,031	5,999	3,254	(94)	9,159
Selling, general and administrative (1)	17,103	3,466	(55)		20,514	19,623	4,014	(118)	23,519	2,765	565	(16)	3,314
Research and development (1)	21,416	1,899	—		23,315	22,425	1,767	—	24,192	3,158	249	—	3,407

Total costs and expenses	80,897	27,686	(819)		107,764	84,640	28,884	(782)	112,742	11,922	4,068	(110)	15,880

YOY
Cost of revenues						1%	4%		2%
Selling, general and administrative						15%	16%		15%
Research and development						5%	(7%)		4%
Cost and expenses						5%	4%		5%
Operating income	14,534	1,312	65		15,911	18,825	2,989	42	21,856	2,651	421	6	3,078
YOY						30%	128%		37%
Operating margin	15%	5%			13%	18%	9%		16%
Add: total other (loss) income, net	(4,453)	(1,346)	—		(5,799)	4,298	(956)	—	3,342	607	(135)	—	472
Less: income tax expense	2,494	84	—		2,578	3,568	81	—	3,649	503	11	—	514
Less: net income (loss) attributable to NCI	36	18	(79	)(3)	(25)	154	27	1,053 (3)	1,234	22	4	149 (3)	175

Net income (loss) attributable to Baidu	7,551	(136)	144		7,559	19,401	1,925	(1,011)	20,315	2,733	271	(143)	2,861

YOY						157%	(1,515%)		169%
Net margin	8%	(0%)			6%	19%	6%		15%

	Twelve months ended December 31, 2022 (RMB)				Twelve months ended December 31, 2023 (RMB)				Twelve months ended December 31, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Non-GAAP financial measures:
Operating income (non-GAAP)	20,948	2,173		23,186	24,748	3,643		28,433	3,486	513		4,005
YOY					18%	68%		23%
Operating margin (non-GAAP)	22%	7%		19%	24%	11%		21%
Net income attributable to Baidu (non-GAAP)	19,935	1,284		20,680	27,418	2,838		28,747	3,862	400		4,049
YOY					38%	121%		39%
Net margin (non-GAAP)	21%	4%		17%	26%	9%		21%
Adjusted EBITDA	27,088	2,510		29,663	31,863	3,918		35,823	4,488	552		5,046
YOY					18%	56%		21%
Adjusted EBITDA margin	28%	9%		24%	31%	12%		27%

(1) Includes share-based compensation as follows:
Cost of revenues	261	148		409	457	133		590	64	19		83
Selling, general and administrative	1,326	424		1,750	1,363	315		1,678	192	44		236
Research and development	4,390	239		4,629	3,888	189		4,077	548	27		575

Total share-based compensation	5,977	811		6,788	5,708	637		6,345	804	90		894

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2022			September 30, 2023			December 31, 2023			December 31, 2023
	(RMB)			(RMB)			(RMB)			(US$)
	Baidu			Baidu			Baidu			Baidu
	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,
	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.
Net cash provided by operating activities	6,999	854	7,853	8,694	831	9,525	9,985	633	10,618	1,407	89	1,496
Net cash (used in) provided by investing activities	(5,902)	579	(5,323)	(11,345)	(55)	(11,400)	(11,805)	(1,431)	(13,236)	(1,662)	(202)	(1,864)
Net cash (used in) provided by financing activities	(5,124)	2,862	(2,262)	(5,253)	269	(4,984)	(7,586)	(22)	(7,608)	(1,069)	(3)	(1,072)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,420)	(9)	(1,429)	153	5	158	(364)	(31)	(395)	(52)	(4)	(56)

Net (decrease) increase in cash, cash equivalents and restricted cash	(5,447)	4,286	(1,161)	(7,751)	1,050	(6,701)	(9,770)	(851)	(10,621)	(1,376)	(120)	(1,496)
Cash, cash equivalents and restricted cash
At beginning of period	62,821	3,576	66,397	49,814	5,082	54,896	42,063	6,132	48,195	5,924	864	6,788
At end of period	57,374	7,862	65,236	42,063	6,132	48,195	32,293	5,281	37,574	4,548	744	5,292
Net cash provided by operating activities	6,999	854	7,853	8,694	831	9,525	9,985	633	10,618	1,407	89	1,496
Less: Capital expenditures	(1,920)	(9)	(1,929)	(3,525)	(4)	(3,529)	(3,641)	(19)	(3,660)	(513)	(3)	(516)

Free cash flow	5,079	845	5,924	5,169	827	5,996	6,344	614	6,958	894	86	980

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2022			December 31, 2023			December 31, 2023
	(RMB)			(RMB)			(US$)
	Baidu			Baidu			Baidu
	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,
	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.
Net cash provided by (used in) operating activities	26,241	(71)	26,170	33,263	3,352	36,615	4,685	472	5,157
Net cash (used in) provided by investing activities	(4,210)	266	(3,944)	(48,657)	(1,740)	(50,397)	(6,853)	(245)	(7,098)
Net cash (used in) provided by financing activities	(10,859)	4,469	(6,390)	(9,876)	(4,286)	(14,162)	(1,391)	(604)	(1,995)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,606	123	1,729	189	93	282	27	13	40

Net increase (decrease) in cash, cash equivalents and restricted cash	12,778	4,787	17,565	(25,081)	(2,581)	(27,662)	(3,532)	(364)	(3,896)
Cash, cash equivalents and restricted cash
At beginning of period	44,596	3,075	47,671	57,374	7,862	65,236	8,080	1,108	9,188
At end of period	57,374	7,862	65,236	32,293	5,281	37,574	4,548	744	5,292
Net cash provided by (used in) operating activities	26,241	(71)	26,170	33,263	3,352	36,615	4,685	472	5,157
Less: Capital expenditures	(8,112)	(174)	(8,286)	(11,154)	(36)	(11,190)	(1,571)	(5)	(1,576)

Free cash flow	18,129	(245)	17,884	22,109	3,316	25,425	3,114	467	3,581

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2022			September 30, 2023			December 31, 2023			December 31, 2023
	(RMB)			(RMB)			(RMB)			(US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Operating income	3,782	782	4,593	5,498	747	6,274	4,668	773	5,392	657	109	759
Add: Share-based compensation expenses	1,654	187	1,841	1,129	146	1,275	1,485	153	1,638	210	21	231
Add: Amortization and impairment of intangible assets(1)	55	8	63	45	2	47	44	1	45	6	—	6

Operating income (non-GAAP)	5,491	977	6,497	6,672	895	7,596	6,197	927	7,075	873	130	996
Add: Depreciation of fixed assets	1,655	79	1,734	1,841	68	1,909	1,921	61	1,982	270	10	280

Adjusted EBITDA	7,146	1,056	8,231	8,513	963	9,505	8,118	988	9,057	1,143	140	1,276
Net income attributable to Baidu	4,773	304	4,953	6,436	476	6,681	2,440	466	2,599	344	66	366
Add: Share-based compensation expenses	1,654	187	1,748	1,128	146	1,194	1,484	153	1,553	209	22	219
Add: Amortization and impairment of intangible assets(1)	50	8	55	43	2	44	42	1	42	6	—	6
Add: Disposal (gain) loss	(484)	62	(453)	(753)	—	(753)	(37)	(1)	(38)	(5)	—	(5)
Add: Impairment of long-term investments	318	271	453	46	—	46	132	62	160	19	8	23
Add: Fair value (gain) loss of long-term investments	(1,662)	8	(1,658)	(384)	(2)	(385)	403	—	403	57	—	57
Add: Reconciling items on equity method investments(2)	377	18	386	572	—	572	3,172	—	3,172	447	—	447
Add: Tax effects on non-GAAP adjustments(3)	(111)	(2)	(113)	(132)	—	(132)	(136)	—	(136)	(21)	—	(21)

Net income attributable to Baidu (non-GAAP)	4,915	856	5,371	6,956	622	7,267	7,500	681	7,755	1,056	96	1,092

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2022			September 30, 2023			December 31, 2023			December 31, 2023
	(RMB)			(RMB)			(RMB)			(US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Diluted earnings per ADS			13.59			18.22			6.77			0.95
Add: Accretion of the redeemable noncontrolling interests			0.46			0.53			0.53			0.07
Add: Non-GAAP adjustments to earnings per ADS			1.20			1.65			14.56			2.06

Diluted earnings per ADS (non-GAAP)			15.25			20.40			21.86			3.08

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2022			December 31, 2023			December 31, 2023
	(RMB)			(RMB)			(US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Operating income	14,534	1,312	15,911	18,825	2,989	21,856	2,651	421	3,078
Add: Share-based compensation expenses	5,977	811	6,788	5,708	637	6,345	804	90	894
Add: Amortization and impairment of intangible assets(1)	223	50	273	215	17	232	31	2	33
Add: Contingent loss(2)	214	—	214	—	—	—	—	—	—

Operating income (non-GAAP)	20,948	2,173	23,186	24,748	3,643	28,433	3,486	513	4,005
Add: Depreciation of fixed assets	6,140	337	6,477	7,115	275	7,390	1,002	39	1,041

Adjusted EBITDA	27,088	2,510	29,663	31,863	3,918	35,823	4,488	552	5,046
Net income (loss) attributable to Baidu	7,551	(136)	7,559	19,401	1,925	20,315	2,733	271	2,861
Add: Share-based compensation expenses	5,964	811	6,371	5,704	637	5,993	803	90	844
Add: Amortization and impairment of intangible assets(1)	200	50	229	195	17	204	27	2	29
Add: Disposal (gain)	(515)	(368)	(700)	(1,926)	(90)	(1,967)	(271)	(13)	(277)
Add: Impairment of long-term investments	2,180	841	2,601	479	336	631	67	47	89
Add: Fair value loss (gain) of long-term investments	3,977	(18)	3,968	(54)	4	(52)	(8)	1	(7)
Add: Reconciling items on equity method investments(3)	1,473	105	1,548	3,918	9	3,922	552	2	551
Add: Charitable donation from Baidu(4)	136	—	136	—	—	—	—	—	—
Add: Contingent loss(2)	214	—	214	—	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments(5)	(1,245)	(1)	(1,246)	(299)	—	(299)	(41)	—	(41)

Net income attributable to Baidu (non-GAAP)	19,935	1,284	20,680	27,418	2,838	28,747	3,862	400	4,049

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2022			December 31, 2023			December 31, 2023
	(RMB)			(RMB)			(US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Diluted earnings per ADS			19.85			55.08			7.76
Add: Accretion of the redeemable noncontrolling interests			1.68			2.02			0.28
Add: Non-GAAP adjustments to earnings per ADS			37.40			23.75			3.35

Diluted earnings per ADS (non-GAAP)			58.93			80.85			11.39

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents contingent loss pertaining to legal proceeding involving former advertising agency.
(3)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(4)	This represents non-recurring charitable donation to discrete events.
(5)	This represents tax impact of all non-GAAP adjustments.